

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

Daniel L. Olivier
Chief Financial Officer
Yellow Corporation
501 Commerce Street
Suite 1120
Nashville, TN 37203

> **Re: Yellow Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 9, 2023**
> **File No. 000-12255**

Dear Daniel L. Olivier:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation